     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1995

                                                  REGISTRATION NO. 33-88800
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  ------------

                                 AMENDMENT NO 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   -----------

                                 SCIOS NOVA INC.
             (Exact name of registrant as specified in its charter)

        DELAWARE                      2834                    95-3701481
(State or other jurisdic-       (Primary Standard          (I.R.S. Employer
tion of incorporation or    Industrial Classification   Identification Number)
      organization)               Code Number)
                                  -------------

                              2450 BAYSHORE PARKWAY
                      MOUNTAIN VIEW, CALIFORNIA 94043-1173
                                 (415) 966-1550
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  -------------

                                 JOHN H. NEWMAN
                                 VICE PRESIDENT
                                 SCIOS NOVA INC.
                              2450 BAYSHORE PARKWAY
                      MOUNTAIN VIEW, CALIFORNIA 94043-1173
                                 (415) 966-1550
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  -------------

                                   COPIES TO:

                             ANDREI M. MANOLIU, ESQ.
                              COOLEY GODWARD CASTRO
                                HUDDLESON & TATUM
                              FIVE PALO ALTO SQUARE
                           PALO ALTO, CALIFORNIA 94306
                                 (415) 843-5000

                                  -------------

        Approximate date of commencement of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

                                  -------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

                                  -------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MARCH 27, 1995
PROSPECTUS


                                 SCIOS NOVA INC.

                                 842,120 SHARES

                                  COMMON STOCK


                                  ------------


     This Prospectus relates to 842,120 shares of Common Stock, par value $.001 (the "Common Stock"), of Scios Nova Inc. ("Scios Nova" or the "Company") which are being offered and sold by a certain stockholder of the Company (the "Selling Stockholder"). The Selling Stockholder, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market or in privately negotiated transactions. The Selling Stockholder and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. See "Selling Stockholder" and "Plan of Distribution." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.


     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "SCIO." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on March 23, 1995 was $7.81 per share.

                                  -------------

       THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.  SEE "RISK FACTORS."

                                  -------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


     No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $22,400, $22,105 of which are expected to be reimbursed by the Selling Stockholder. See "Plan of Distribution." The aggregate proceeds to the Selling Stockholder from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any.

     The Company has agreed to indemnify the Selling Stockholder and certain other persons against certain liabilities, including liabilities under the Act.



March    , 1995
     ----


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").
Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

     A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus:

     (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, including all material incorporated by reference therein;

     (ii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1994;

     (iii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1994;

     (iv) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1994;

     (v) The Company's Current Report on Form 8-K as filed on January 23, 1995; and

     (vi) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A as filed on June 19, 1990.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to Scios Nova Inc., Attention:
Corporate Secretary, 2450 Bayshore Parkway, Mountain View, California 94043-1173, telephone (415) 966-1550.

                                       2.

                                   THE COMPANY

     Scios Nova is a biopharmaceutical company engaged in the discovery, development and commercialization of novel human therapeutics. The Company focuses its proprietary research and development efforts on products to treat acute illnesses, primarily in the areas of cardio-renal disease and inflammation, and seeks to collaborate with corporate partners in the development of products to treat chronic diseases. In addition to having capabilities in both protein-based and small-molecule drug discovery and development, the Company has a marketing and sales organization selling third-party products that generate cash to help fund continued development of the Company's proprietary products, none of which to date has been developed to the commercialization stage.

     The Company directs its resources towards the development of proprietary products that address acute illnesses, primarily in the areas of cardio-renal disease and inflammation, where it has significant product candidates, a strong competitive advantage and extensive technical expertise. The Company's lead products for acute conditions are AURICULIN[REGISTERED TRADEMARK] anaritide for the treatment of acute renal failure and NATRECOR[REGISTERED TRADEMARK] BNP for the treatment of acute congestive heart failure. In January 1995 the Company completed enrollment in a 500 patient Phase III clinical trial of AURICULIN anaritide for the treatment of acute renal failure. Following analysis of the results of this study the Company, together with Genentech, Inc., which recently entered into a collaboration with Scios Nova for AURICULIN anaritide, will determine the next appropriate development steps for the product. NATRECOR is currently in Phase II clinical studies for the treatment of acute congestive heart failure. The Company is also continuing preclinical studies of its anti-inflammatory compounds.

     Therapies for chronic conditions, such as basic fibroblast growth factor for wound healing, insulinotropin for Type II diabetes and a treatment for Alzheimer's disease, are being developed by corporate partners or by Scios Nova with funding from corporate partners. Under its arrangements with corporate partners, Scios Nova typically receives research and development funding, payments for clinical supplies and/or milestone payments for achieving scientific and clinical benchmarks. The Company also is entitled to royalties on commercial sales of products and, in some cases, may receive additional revenues from the manufacture of products.

     Scios Nova's financial strategy involves careful management of its cash through targeted investment in its acute-care pipeline, while supporting these efforts with cash flow from its commercial operations and from corporate partner funded projects.

     Scios Nova was formed through the September 1992 merger (the "Merger") of Scios Inc., a Delaware corporation ("Scios"), and Nova Pharmaceutical Corporation, a Delaware corporation ("Nova"). The Merger brought together Scios' expertise in producing recombinant proteins with Nova's expertise in synthesizing small molecules. As a result, Scios Nova has capabilities in molecular and cell biology, protein and medicinal chemistry, molecular modeling, pharmacology and the bioprocessing sciences and has the tools to undertake the rational design of small molecules based on knowledge of the associated design targets. The Company also acquired Nova's sales force and a line of marketed psychiatric products in the Merger.

     The Company was incorporated in California in 1981 under the name California Biotechnology, Inc. and reincorporated in Delaware in 1988. The Company changed its name to Scios Inc. in February 1992 and to Scios Nova Inc. in September 1992 following the Merger. The principal executive offices of the Company are located at 2450 Bayshore Parkway, Mountain View, California 94043. The telephone number at that location is (415) 966-1550.

                                  RISK FACTORS

     The following are the significant risk factors that should be considered carefully in evaluating the Common Stock of Scios Nova.

NO ASSURANCE OF SUCCESSFUL AND TIMELY PRODUCT DEVELOPMENT AND APPROVAL OF PRODUCTS UNDER DEVELOPMENT

     Scios Nova focuses its product development efforts on proprietary therapeutics for acute illnesses, principally in the areas of cardio-renal disease and inflammation. The Company's success will depend on its ability to achieve scientific and technological advances and to translate such advances into reliable, commercially competitive products on a timely basis. Scios Nova's products are at various stages of research and development and further development and testing will be required to determine their technical feasibility and commercial viability. Most of these products are not likely to become commercially available, if at all, for several more years at the earliest. The proposed development schedules for the Company's products may be affected by a variety of factors, including technological difficulties, proprietary technology of others, reliance on third parties for support and changes in governmental regulation, many of which factors will not be within

                                       3.

the control of Scios Nova. Of all the Company's potential products, AURICULIN anaritide, which is the subject of the Company's recent collaboration with Genentech, Inc., is at the most advanced stage of development. See "Risk Factors-Relationship with Genentech." Any delay in the development, introduction or marketing of the Company's potential products could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in a shortening of their commercial lives.

DEPENDENCE ON THIRD PARTIES

     The Company plans to continue the development of therapies for the treatment of chronic conditions primarily under the sponsorship of corporate partners. Continued funding and participation by the Company's corporate partners under joint development and licensing agreements will depend not only on the timely achievement of research and development objectives by the Company, which cannot be assured, but also on each corporate partner's own financial, competitive, marketing and strategic considerations. Scios Nova also may from time to time enter into collaborative arrangements involving the licensing of certain rights to its acute care therapeutics. See "Risk Factors-Relationship with Genentech." Under several of its joint development and license agreements, Scios Nova relies on its corporate partners to conduct preclinical and clinical trials, to obtain regulatory approvals and to manufacture and market products. Although the Company believes that its corporate partners will have an economic incentive to meet their contractual responsibilities, the amount and timing of resources devoted to these activities generally will be controlled by the corporate partners. Suspension or termination of its joint development agreements with certain of Scios Nova's corporate partners or the failure of those partners to meet their contractual responsibilities could have a material adverse effect on the Company.

     It is expected that, for at least the next several years, a portion of Scios Nova's total revenues will continue to be derived from collaborative research agreements. Future collaborative research agreements entered into by Scios Nova, if any, may be subject to similar risks to those described in the preceding paragraph. The inability of Scios Nova to obtain new collaborative research agreements or to retain those currently in effect might have a material adverse effect on its future operations.

RELATIONSHIP WITH GENENTECH

     In December 1994 the Company entered into a Collaboration Agreement (the "Collaboration Agreement") with Genentech Inc. relating to the joint development and commercialization of AURICULIN anaritide for use in the treatment of acute renal failure (the "Field"). The Collaboration Agreement provides for co-promotion of AURICULIN anaritide in the United States and Canada and gives Genentech exclusive marketing rights in countries other than the United States and Canada (the "Licensed Territory"). In addition to royalties on sales in the Licensed Territory, Scios Nova is to receive a $30 million milestone payment upon receipt of U.S. regulatory approval, and additional payments of up to $20 million upon obtaining regulatory approvals and achieving certain sales levels in other designated markets.

     The Company will bear the development costs of AURICULIN anaritide until the receipt of regulatory approval in North America. Thereafter, all costs of development and promotion within North America will be shared equally among the two parties. Genentech will bear all costs for development and promotion within the Licensed Territory.

     For the reasons set forth in "Risk Factors-Government Regulation: Need for Regulatory Approval" there can be no assurance that the Company will ever receive the requisite regulatory approvals to market the product and to receive the milestone payments called for by the Collaboration Agreement. In addition, for the reasons set forth in "Risk Factors-No Assurance of Successful and Timely Development and Approval of Products Under Development" there can be no assurance that any product developed under the Collaboration Agreement will generate sufficient, if any, revenue (through milestone payments, sales, royalties, or otherwise) to offset the development and promotion costs incurred.

     Genentech has the right to terminate the Collaboration Agreement within 30 days following receipt of the Phase III clinical results of AURICULIN anaritide. In addition, if the Company does not file a New Drug Application ("NDA") for AURICULIN anaritide by December 31, 1997, or if, within 60 days of such filing, the FDA has not accepted for review an NDA which was filed by December 31, 1997, Genentech has the option of (i) electing to bring NATRECOR[REGISTERED TRADEMARK] BNP or another natriuretic peptide product under development by Scios Nova into the Collaboration Agreement for use in the Field or (ii) terminating the Collaboration Agreement. This option could limit the Company's ability to enter into other collaborative arrangements on NATRECOR BNP or any other natriuretic peptide product until the earlier of the FDA's acceptance for review of an NDA for AURICULIN anaritide or the expiration of the above deadlines. If Genentech were to exercise its right to bring another product into the Collaboration Agreement in place of AURICULIN anaritide, the milestone payments due upon regulatory approval and other events would be reduced significantly.

                                       4.

RELIANCE ON CERTAIN PRODUCTS

     The Company currently markets in the United States four psychiatric products under license from SmithKline Beecham Corporation (the "SB Products") and co-promotes a fifth product, HALDOL[REGISTERED TRADEMARK] Decanoate distributed by McNeil Pharmaceutical ("McNeil"). The SB Products have a well-established reputation, but unit volume for certain products has been eroding and can be expected to continue to erode due to competition from generic products sold at substantially lower prices. In the past, the decrease in unit sales has been partially offset by price increases; however, there can be no assurance that the market will accept any additional price increases. Under its agreement with McNeil, the Company receives quarterly payments based on total sales of this product reaching specified levels. Although the Company believes that SmithKline Beecham ("SB") and McNeil will have an economic incentive to meet their respective contractual responsibilities, the amount and timing of resources devoted to these activities generally will be controlled by such parties. Suspension or termination of the Company's agreements with either party or the failure of SB or McNeil to meet their contractual responsibilities could have a material adverse effect on the Company.

CONTINUING OPERATING LOSSES

     Scios Nova has had net operating losses since its inception and expects such losses for at least several more years. As of September 30, 1994, Scios Nova had an accumulated deficit of $257.5 million.

     The ability of the Company to achieve profitability depends principally upon the success of its product development efforts and the timing and scope of regulatory approvals, particularly with respect to the Company's lead products, AURICULIN anaritide and NATRECOR BNP. Other key factors include the amount of profits generated from the Company's sale of the SB Products, HALDOL Decanoate and any additional products co-promoted or licensed by the Company and the development of new sources of third-party funding and other revenues to support continuing research and development programs.

NEED FOR ADDITIONAL FUNDING

     Substantial expenditures will be required to enable Scios Nova to continue research and development activities, to conduct existing and planned clinical trials and to manufacture and market products currently under development.
While Scios Nova believes that its net assets, together with funding from corporate partners and interest income, will be sufficient to meet capital requirements for at least the next 24 months, over the long term the Company will need to arrange additional financing for the operation of its business, including the commercialization of its products currently under development, and will consider collaborative arrangements and additional public or private financings, including additional equity financings. There can be no assurances that such additional collaborative arrangements or financings can be obtained on reasonable terms.

DEPENDENCE ON PROPRIETARY RIGHTS OF OTHERS

     The manufacture and sale of any products developed by Scios Nova will involve the use of processes, products or information the rights to certain of which are owned by others. Although Scios Nova has obtained licenses for the use of certain of such processes, products and information, there can be no assurance that such licenses will not be terminated or expire during critical periods, that Scios Nova will be able to obtain licenses or other rights which may be important to it or, if obtained, that such licenses will be obtained on commercially reasonable terms. If Scios Nova is unable to obtain such licenses, it may have to develop alternatives to avoid infringing patents of others, potentially causing increased costs and delays in product development and introduction or precluding Scios Nova from developing, manufacturing or selling its planned products. Some of Scios Nova's licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor.
There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future. Additionally, there can be no assurance that the patents underlying any licenses will be valid and enforceable. To the extent any products developed by Scios Nova are based on licensed technology, royalty payments on licenses will reduce Scios Nova's gross profit from such product sales and may render the sales of such products uneconomical.

     Scios Nova supports and collaborates in research conducted in universities and in governmental research organizations. There can be no assurance that Scios Nova will have or be able to acquire exclusive rights to inventions or technical information derived from such collaborations or that disputes will not arise as to rights in derivative or related research programs conducted by them.

                                       5.

     Scios Nova receives grants and other public funding and collaborates with governmental research organizations in connection with certain research programs. Inventions resulting from such public funding or collaboration may be subject to regulatory and contractual restrictions on the manner in which any resulting inventions may be commercialized, and the government research organization typically retains certain rights to use such inventions itself or, under certain circumstances, to grant rights to others.

     In the event of contractual breach or bankruptcy of Scios Nova, certain of the Company's collaborative research contracts provide for transfer of technology (including rights to practice under any patents or patent applications) to the contract sponsors.

LIMITED MANUFACTURING EXPERIENCE

     Scios Nova has concentrated its resources on product discovery and development prior to investing substantially in manufacturing capability. To date the Company has produced only its proprietary basic fibroblast growth factor ("bFGF") in limited quantities sufficient for clinical trials then being conducted on bFGF and currently relies on third parties for the manufacture of other products including AURICULIN anaritide. Scios Nova has a production facility which the Company believes will enable it to produce bFGF for a third party, and potentially other products, under requirements for current Good Manufacturing Practices ("cGMP"). However, the Company does not currently possess the staff or facilities necessary to manufacture any product in the commercial quantity expected to be required in the long term. Scios Nova's strategy of building or acquiring commercial-scale manufacturing facilities or utilizing third-party facilities only as the need arises carries with it certain risks, as there can be no assurance that such facilities can be built, acquired or used on commercially acceptable terms or at all or that Scios Nova will be able to meet manufacturing quantity and quality requirements through the use of such arrangements.

     Scios Nova currently intends to obtain AURICULIN anaritide from third-party manufacturers. In March 1994, the Company entered into a long-term agreement for the supply of AURICULIN anaritide in bulk form, and will have fill and finish services performed by another third party. The Company believes that it would not be cost-effective to qualify alternate suppliers at this time. However, an inability of either the Company's bulk or its fill and finish manufacturer to provide material to Scios Nova on a timely basis would cause delays in supply which could be expected to have a material adverse effect on the Company's business.

     SB manufactures the SB Products. If SB elects to discontinue manufacturing the SB Products, the Company will either have to develop additional facilities to manufacture independently on a large scale, procure a contract manufacturer, or enter into another arrangement with a third party to manufacture such products. McNeil manufactures HALDOL Decanoate.

     If Scios Nova were to develop additional products with commercial potential, it would be required to design and construct larger facilities to manufacture such products or be dependent upon securing a third party contract manufacturer to manufacture such products. There can be no assurance that the Company would be able to develop such a manufacturing capability on its own or enter into such a partnership on favorable terms or at all. In addition, partnering arrangements could result in a lower level of income to Scios Nova than if the Company manufactured the products entirely on its own.

LACK OF MARKETING EXPERIENCE; DEPENDENCE ON THIRD PARTIES

     Scios Nova has limited experience in managing or operating a marketing organization. Scios Nova currently has a sales force of approximately 85 representatives experienced in marketing products to the psychiatric profession. These sales representatives work on a part-time basis marketing the SB Products and co-promoting the McNeil product HALDOL Decanoate. To date, Scios Nova's marketing experience has been limited to these psychiatric products. The Company has had no experience marketing the acute care products which are the focus of its research and development efforts.

     Scios Nova's business strategy includes acquiring or licensing additional products developed by third parties that could be sold by the Company's sales force while the Company seeks to complete clinical trials and commercialization of its proprietary products. There can be no assurances that such third-party product rights will be available on terms favorable to the Company or at all, or that the Company will be successful in commercializing its own proprietary products.

     If Scios Nova is successful in its efforts to develop additional products for commercial sale, the commercialization of such products will require significant financial resources as well as worldwide sales, marketing and distribution capabilities. The Company will consider entering into additional corporate partnerships with major pharmaceutical companies in order to provide funds and expertise to meet these requirements. See "Risk Factors-Relationship with Genentech." There

                                       6.

can be no assurance that the Company would be able to develop such a marketing capability on its own or enter into such a partnership on favorable terms or at all. In addition, partnering arrangements could result in a lower level of income to Scios Nova than if the Company marketed the products entirely on its own.

TECHNOLOGICAL CHANGE AND RISK OF OBSOLESCENCE; SUBSTANTIAL COMPETITION

     Competition is intense in the development of biopharmaceutical products, particularly in the development of products through the application of biotechnology. There are numerous companies and academic research groups throughout the world engaged in similar research and development. Some of the Company's competitors, including some of its licensees, are working on products similar to those being developed by Scios Nova, including products in some of the Company's major therapeutic focus areas. Many of these companies have substantially greater financial, marketing and human resources than Scios Nova. With respect to AURICULIN anaritide, Scios Nova believes other companies may be attempting to develop other forms of natriuretic peptides for indications similar to those being pursued by the Company.

     There can be no assurance that technological developments or superior marketing capabilities possessed by competitors will not materially adversely affect the commercial potential of the Company's products. In addition, if the Company commences significant commercial sales of products, manufacturing efficiency and marketing capability are likely to be significant competitive factors. With respect to products no longer covered by patents, such as the SB Products, Scios Nova faces competition from companies offering generic products.

     The Company believes that the competitive success of the Company will be based primarily on scientific and technological superiority, managerial competence in identifying and pursuing opportunities, operational competence in developing, protecting, producing and marketing products and obtaining timely regulatory agency approvals and adequate funds. Achieving success in these areas will depend on the Company's ability to attract and retain skilled and experienced personnel, to develop and secure the rights to advanced proprietary technology and to exploit commercially its technology prior to the development of competitive products by others. Scios Nova expects that there will be continued competition for highly qualified scientific, technical and managerial personnel.

UNCERTAINTY OF LEGAL PROTECTION AFFORDED BY PATENTS AND PROPRIETARY RIGHTS; POSSIBLE INFRINGEMENT OF RIGHTS OF OTHERS

     Scios Nova's success will depend in large part upon its ability to protect its proprietary products and technology under U.S. and foreign patent laws and other intellectual property laws. Scios Nova has incurred and expects to continue to incur, substantial costs in connection with the protection of its intellectual property rights. The patent position of biotechnology and pharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. Although Scios Nova believes it has strong patent positions on certain of its products, there can be no assurance that any patent will issue on pending applications of the Company, or that any patent issued will afford the Company significant commercial protection against competitors for the technology or product covered by it, or that patents will not be infringed upon or designed around. Third parties have filed applications for, or have been issued patents relating to, products or processes which are similar to or competitive with certain of the Company's products or processes. Scios Nova is incurring and expects to continue to incur substantial costs in interference proceedings and in defending the validity or scope of its patents or in challenging the validity or scope of competing patents. The Company is unable to predict how the courts will resolve issues relating to the validity and scope of such patents, and if any such patent were to be interpreted to cover any of the Company's products and could not be licensed, circumvented or shown to be invalid, the results of Scios Nova's future operations could be materially and adversely affected.

     Companies which have or obtain patents relating to Scios Nova's products or processes could bring legal actions against Scios Nova and its corporate partner claiming damages and seeking to enjoin them from manufacturing or marketing such products. Because of such proceedings, Scios Nova could encounter delays in product market introductions while it attempts to design around such patents or could find that the development, manufacture or sale of Scios Nova's products could be foreclosed. If any such action were successful, in addition to any potential liability for damages, Scios Nova or its corporate partners could be required to obtain a license in order to continue to manufacture or market such products. Even if licenses were to be available, their cost might not be commercially acceptable. If a patent were to be issued to a third party covering products competitive with Scios Nova's products and such patent could not be licensed, circumvented or shown to be invalid, the results of Scios Nova's future operations could be materially adversely affected.

     Scios Nova also may have to participate in interference proceedings declared by the United States Patent and Trademark Office (the "PTO") to determine the priority of inventions, which could result in substantial cost to Scios Nova or in the determination that patents should be issued to a competitor. Unfavorable outcomes in interference proceedings could result in the need for cross-licensing agreements with competitors that could hinder or prevent Scios Nova from

                                       7.

making, using or selling the products which are the subjects of such patents or adversely affect Scios Nova's operating results.

     Other companies engaged in research and development of new health care products based on biotechnology also are actively pursuing patents for their technologies, which they consider to be novel and patentable. Scios Nova also relies and will continue to rely upon trade secrets and know-how to develop and maintain its competitive position. There can be no assurance, however, that others will not develop similar technology so that confidentiality agreements on which the Company relies to protect trade secrets will be honored. To the extent corporate partners or consultants apply technological information independently developed by them or by others to Scios Nova projects, disputes may arise as to the proprietary rights to such information.

GOVERNMENT REGULATION: NEED FOR REGULATORY APPROVAL

     The production and marketing of the Company's proposed products and its ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Prior to marketing in the United States, a drug must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the U.S. Food and Drug Administration ("FDA") under federal law, including the Food, Drug and Cosmetic Act, as amended. Satisfaction of such regulatory requirements includes satisfying the FDA that the product is both safe and efficacious. Typically, this takes several years or more depending upon the type, complexity and novelty of the product and the nature of the disease or other indication to be treated and requires the expenditure of substantial resources. Preclinical studies must be conducted in conformance with the FDA's Good Laboratory Practice regulations. Clinical testing must meet requirements for Institutional Review Board ("IRB") oversight and informed consent by clinical trial subjects, as well as FDA prior review, oversight and the FDA's Good Clinical Practice requirements. Clinical trials may require large numbers of test subjects. Scios Nova has limited experience in conducting clinical testing and in pursuing applications necessary to gain regulatory approvals. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks, including undesirable or unintended side effects.

     Before receiving FDA approval to market a product, Scios Nova may have to demonstrate that the product represents an improved form of treatment compared to existing therapies. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Delays in obtaining such approvals could adversely affect marketing of Scios Nova's products. Delays in regulatory approvals that may be encountered by Scios Nova's joint development partners and licensees could adversely affect Scios Nova's ability to receive royalties or other sales revenues. There can be no assurance that, after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or to gain approval for the use of a product as a treatment for clinical indications other than those initially targeted. Moreover, the FDA may reconsider its approval of any product at any time and may withdraw such approval. In addition, before the Company's products can be marketed in foreign countries, they are subject to regulatory approval in such countries similar to that required in the United States. Furthermore, approval may entail ongoing requirements for post-marketing studies.

     The Orphan Drug Act currently provides incentives to manufacturers to develop and market drugs for rare diseases or conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation. A drug that receives orphan drug designation and is the first product to receive FDA marketing approval for its product claim is entitled to a seven-year exclusive marketing period in the United States for that product claim. However, a drug that is considered by the FDA to be different from a particular orphan drug is not barred from sale in the United States during the seven-year exclusive marketing period. The Company has received from the FDA orphan drug designation of AURICULIN anaritide in acute kidney failure. Various amendments of the Orphan Drug Act are currently being considered by Congress, some of which could reduce the benefits of orphan drug status to Scios Nova, if passed.

     The FDA's regulations require that any drug or formulation to be tested in humans must be manufactured according to cGMP regulations. This has been extended to include any drugs which will be tested for safety in animals, in support of human testing. The cGMPs set certain minimum requirements for procedures, record-keeping and the physical characteristics of the laboratories used in the production of these drugs. In addition, various federal and state laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals and the purchase, storage, movement, import and export, use, and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research work are

                                       8.

or may be applicable to their activities. They include, among others, the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and the Resource Conservation and Recovery Act, national restrictions on technology transfer, import, export and customs regulations, and other present and possible future federal, state or local regulations. Scios Nova is unable to estimate the extent and impact of regulation in the biotechnology field resulting from such future federal, state or local legislation or administrative action.

     Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate foreign regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

RISK OF PRODUCT LIABILITY; USE OF HAZARDOUS MATERIALS

     The testing, marketing and sale of human therapeutic products entails significant risks. If the Company succeeds in developing products in these areas, use of such products in trials and the sale of such products following regulatory approval may expose the Company to liability claims allegedly resulting from use of such products. These claims might be made directly by consumers or others. Scios Nova currently has only limited insurance for its
clinical trials.   However, there can be no assurance that Scios Nova will be able to obtain and maintain such insurance for all of its clinical trials or that coverage will be in sufficient amounts to protect against damages for liability that could have a material adverse effect on Scios Nova. There can also be no assurance that Scios Nova will be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect the Company against damages for liability that could have a material adverse effect on the Company. The Company's agreements with SB and McNeil provide for certain indemnification, but there can be no assurance that any claim arising from products manufactured by SB or McNeil would not also include claims directly against Scios Nova.

     In addition, the Company's research and development involves the controlled use of hazardous materials, radioactive compounds and other chemicals. Accordingly, the Company is subject to various federal, state and local environmental laws and regulations. Failure to comply with present or future regulations could result in substantial liability to the Company, suspension or cessation of the Company's operations, restrictions on the Company's ability to expand at its present location or the incurrence of other significant expense. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may also incur substantial costs to comply with environmental regulations if the Company develops additional manufacturing capacity or otherwise changes its operations. For example, in connection with the closure of its Baltimore research and development facility in 1994 to consolidate such activities at its Mountain View headquarters, the Company incurred costs of approximately $370,000 for chemical disposal, storage and related costs.

HEALTHCARE REIMBURSEMENT

     Scios Nova's ability to successfully commercialize human therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available for Scios Nova to maintain price levels sufficient for realization of an appropriate return on its investment in product development. Government and other third party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of Scios Nova's healthcare products, the market acceptance of these products would be adversely affected.

NO ASSURANCE OF ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; ABSENCE OF KEY-MAN LIFE INSURANCE

     Scios Nova's ability to maintain its competitive technological position will depend, in part, upon its ability to attract and retain highly qualified scientific, managerial and manufacturing personnel. Competition for such personnel is intense. Scios Nova must recruit and organize expanded marketing and sales organizations for those products it will commercialize

                                       9.

directly. The loss of a significant group of key personnel would adversely affect Scios Nova's product development effort. Scios Nova does not currently maintain key-man life insurance on any of its employees.

VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS

     The market prices for securities of biotechnology and pharmaceutical companies, including the securities of Scios Nova, have been volatile. Announcements of technological innovations or new commercial products by Scios Nova or its competitors, a change in status of a corporate partner, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential medical results with products under development by Scios Nova, regulatory developments in both the United States and foreign countries and public concern as to the safety of biotechnology or of pharmaceutical products, as well as period-to-period fluctuations in revenues and financial results, may have a significant impact on the market price of its Common Stock. Scios Nova has not paid any cash dividends since its inception, and it does not anticipate paying cash dividends in the foreseeable future.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Certain provisions of Scios Nova's Certificate of Incorporation, as amended, Bylaws and Share Purchase Rights Plan may have the effect of delaying, deferring or preventing attempts to acquire control of Scios Nova. The delay, deferral or prevention of a change in control may result in denying to stockholders of Scios Nova the receipt of a premium for their stock in the transaction which would have resulted in the change of control and may also result in a depressive effect on the market price of the Scios Nova Common Stock.

                                       10.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder in the offering.


                     SELECTED CONSOLIDATED FINANCIAL DATA




     The consolidated financial data set forth below for the years ended December 31, 1992, 1993 and 1994 and as of December 31, 1993 and 1994 are derived from and are qualified by reference to, the audited consolidated financial statements included elsewhere herein.




Year Ended December 31,                            1994        1993        1992*       1991        1990
-------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Revenues                                       $ 53,667    $ 47,568   $  25,085    $  7,357     $12,425
Loss from operations                            (31,719)    (43,237)   (138,703)    (21,189)     (8,398)
Other income                                      4,045       6,298       7,338       5,536       3,281
Net loss                                        (27,961)    (36,579)   (131,946)    (17,251)**   (5,131)
Net loss per common share                         (0.79)      (1.05)      (5.76)      (1.18)      (0.44)
Cash and securities                             104,439     108,271     134,660     126,680      32,448
Working capital                                  38,942      96,334      42,842      93,417      15,620
Total assets                                    146,096     151,278     182,398     160,972      62,911
Long-term obligations                             1,739       2,323         401          --          --
Stockholders' equity                            126,438     135,299     169,144     156,092      60,078
Employees at year end                               283         337         382         167         153

 *Includes Nova Pharmaceutical Corporation and Nova Technology Limited
  Partnership from the dates of their acquisition, September 3, 1992 and December 31, 1992, respectively, as well as related charges for in-process technologies totaling $108.0 million.
**Includes a $6.2 million charge related to the purchase of minority interests in a subsidiary, Metabolic Biosystems Inc.

                                       11.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On September 3, 1992, Nova was merged into Scios and the combined company was renamed Scios Nova Inc. The results of operations of Nova are included with Scios with effect from the date of the merger and the Company's balance sheets at December 31, 1992 reflect the inclusion of Nova's assets and liabilities adjusted to fair value at the merger date. The acquisition was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the acquired assets was allocated to in-process technology and was written off, resulting in a one-time non-cash charge to operations of $87.5 million.

In December 1992, the Company exercised an option to purchase all limited partnership interests in the Nova Technology Limited Partnership ("NTLP"). The acquisition of the partnership interests, paid in shares of Scios Nova common stock, resulted in a one-time $20.5 million non-cash charge to operations.


OPERATING RESULTS (1994, 1993 AND 1992)

Total revenues were $53.7 million in 1994, $47.6 million in 1993 and $25.1 million in 1992. The increase in 1994 over 1993 was principally due to higher contract revenues and an increase in co-promotion commissions earned under the Company's agreement with McNeil Pharmaceutical ("McNeil"), an affiliate of Johnson & Johnson, for the co-promotion of McNeil's psychiatric product HALDOL[REGISTERED TRADEMARK] Decanoate. Co-promotion commissions were earned over a twelve-month period in 1994 versus a five-month period in 1993. The 1993 revenue increase over 1992 was principally due to sales of certain psychiatric products (the "SB Products") under license from SmithKline Beecham Corporation ("SB"), which are included for twelve months in 1993 and four months in 1992.

Revenue from product sales (SB Products) was $42.8 million, $43.6 million and $17.3 million in 1994, 1993 and 1992, respectively. Product sales declined 2% from 1993 to 1994. The decrease was due to a drop in unit sales as a result of generic competition, partially offset by a 1994 price increase. The 1993 product sales increase over 1992 resulted from inclusion of twelve months of sales in 1993 versus only four months in 1992.

Revenue from research and development contracts was $7.1 million, $3.5 million and $7.7 million in 1994, 1993 and 1992, respectively. The increase in contract revenue from 1993 to 1994 was principally due to payments from Pfizer Inc associated with the renegotiation of the contract for

                                       12.

the development of insulinotropin and from Kaken Pharmaceutical Co., Ltd. ("Kaken") for the licensing of the Company's FIBLAST[REGISTERED TRADEMARK] bFGF manufacturing technology and initiation of Phase III clinical trials in Japan. The decrease in contract revenue from 1992 to 1993 was principally due to the cessation of funding under the Company's agreements with Pfizer, NTLP and E. Merck and receipt in 1992 of milestone payments under the collaboration with Marion Merrell Dow Inc. to study Alzheimer's disease. Revenues under the collaboration with Marion Merrell Dow comprised approximately 26% and 49% of contract revenue in 1994 and 1993, respectively, while revenues under the collaboration with Kaken were 31% and 19% of contract revenue in 1994 and 1993, respectively.

Cost of goods sold for the SB Products was $26.5 million, $28.8 million and $11.7 million in 1994, 1993 and 1992, respectively. The decline from 1993 to 1994 was principally the result of lower unit sales. Gross margins improved from 34% in 1993 to 38% in 1994 due to a sales mix shift towards higher margin products and a price increase imposed in early 1994. The increase in cost of goods sold from 1992 to 1993 was the result of twelve months of 1993 sales versus four months of post-merger sales in 1992.

Research and development expenses were $34.5 million in 1994 compared to $39.5 million and $29.9 million in 1993 and 1992, respectively. The 1994 decrease from 1993 reflects the late 1993 staffing reduction associated with the elimination of certain projects as a result of the strategic refocusing of the Company and the 1994 consolidation of Baltimore, Maryland research and development operations with those in Mountain View, California. The 1993 increase over 1992 is due to the inclusion of a greater share of the cost of Nova operations from the date of the merger and expanded product development activities for the Company's lead products.

Marketing, general and administrative expenses were $15.7 million in 1994 compared to $18.2 million and $12.2 million in 1993 and 1992, respectively.

Although higher sales and marketing spending occurred in 1994 to support the increased sales activities, the increase was more than offset in 1994 by expense reductions in general and administrative areas associated with the strategic refocusing and the consolidation of research and development operations. The cost increase from 1992 to 1993 reflects twelve months of costs for the Nova administrative and marketing operations in 1993 versus four months in 1992.

                                       13.

The profit distribution to third parties of $5.2 million in 1994 and $4.3 million in 1993 represents SB's share of the net profits from sales of the SB Products. The 1994 increase over 1993 is due to higher gross margins and a lower allocation of sales and marketing expenses for SB Product sales. The increase in profit distribution to third parties from $1.5 million in 1992 to $4.3 million in 1993 was due to 1993's twelve months of SB Product sales versus only four months in 1992.

In September 1994, the Company recorded a charge of $3.5 million associated with the closure of its research and development facility in Baltimore, Maryland and the transfer of certain research and development operations to Mountain View, California. The consolidation was undertaken to eliminate redundancies, reduce future expenses and increase productivity by concentrating research and development activities in one location. As a result of the consolidation, forty-one positions were eliminated in 1994 and ten additional positions are expected to be eliminated in the first quarter of 1995. Twelve employees were relocated to Mountain View, California. The Company's Commercial Operations staff, which was formerly located at the site being closed, moved to a smaller office space in Baltimore in the first quarter of 1995.

Other income decreased to $4.0 million in 1994 from $6.3 million in 1993 and $7.3 million in 1992. The decrease year to year resulted primarily from lower income generated by the Company's investment portfolio. The 1994 decrease from 1993 was also due to lower rental income from sublease tenants and higher royalty expense associated with the increased contract revenue.

In June 1994, the Company's subsidiary, Guilford Pharmaceuticals Inc., ("Guilford") completed an initial public stock offering which reduced the Company's ownership in Guilford from 62% to 29%. Upon the reduction in ownership percentage, the Company began using the equity method of accounting for its investment in Guilford. Prior to the date of the public stock offering, the financial results of Guilford were consolidated with those of the Company. The minority interest of $0.6 million and $0.4 million in 1994 and 1993, respectively, reflects the minority shareholders portion of Guilford losses when the Company was fully consolidating Guilford operations.

The equity in net loss of affiliates of $0.9 million in 1994 represents the Company's share of the losses of Guilford. Recognition of these losses reduced the Company's investment in Guilford to zero by December 31, 1994. The equity loss of $0.6 million in 1992 represents the Company's share of the losses of NTLP from the merger date. The Company's investment in NTLP was reduced to zero by year-end 1992.

                                       14.

OUTLOOK

The Company expects to continue to incur losses for several more years. The ability of the Company to achieve profitability depends principally upon the success of: (i) product development efforts and the timing and scope of regulatory approvals, particularly with respect to the Company's lead products, AURICULIN[REGISTERED TRADEMARK] anaritide and NATRECOR[REGISTERED TRADEMARK] BNP; (ii) the Company's strategy of generating operating profits from marketing and selling the SB Products, HALDOL[REGISTERED TRADEMARK] Decanoate and additional third-party products, which it is actively seeking to acquire; and
(iii) the development of new third-party funding sources and other revenues to support continuing research and development programs. Profitability will also be affected by the Company's ability to undertake complex manufacturing processes in a cost-effective manner.

In early 1995, the Company completed patient enrollment in its Phase III clinical study of AURICULIN for the treatment of acute renal (kidney) failure. Upon completion of the statistical analysis of the study, the Company, along with its partner, Genentech, will determine the next appropriate steps based on results of the study. If the Company and Genentech determine that the results of the Phase III study provide sufficiently compelling evidence of AURICULIN's safety and efficacy, the Company will proceed as rapidly as possible to prepare and submit a New Drug Application to the Food and Drug Administration. If the Company determines that a confirmatory study or studies are required, the Company plans to initiate the additional study(s) as soon as is practical. It is also possible that the results of the study will not warrant any further development of AURICULIN. Hence, the outcome of the trial, and resulting steps taken by the Company, will have a significant effect on the Company's future profitability.

Further development of the Company's products will require substantial additional investment to cover, among other things, the costs of clinical trials, the securing of commercial scale manufacturing capability and the marketing and sales expenses associated with product introductions. While market introduction of new products will require considerable expenditures by the Company, revenues generated from such products, assuming they are successfully developed, may not be realized for several years. In the case of AURICULIN, the Company alone is responsible for continued development costs, but marketing and related costs will be shared by Genentech in the United States and Canada. Genentech will also share in any marketing profits from AURICULIN sales in the United States and Canada.

                                       15.

Sales of the SB Products are likely to decrease during the next few years because of increased competition from generic products. The Company hopes to more than offset any such decrease with revenues from its co-promotion of HALDOL[REGISTERED TRADEMARK] Decanoate and the promotion of any additional third-party products. There can be no assurance that such additional products will be available on terms favorable to the Company or at all.

A portion of the Company's revenues will continue to be derived from collaborative research agreements. Future collaborative funding will depend, in part, upon priorities set by the sponsors in relation to the sponsor's other product opportunities and its assessment of the continued benefit of sponsoring a particular program at the Company. Other licenses, as well as agreements to manufacture and supply bulk materials, are also subject to termination by the licensee or contract sponsor under certain circumstances. For the reasons stated above, the operating results of the Company are expected to fluctuate from period to period. Inflation is not expected to have a significant effect upon the business of the Company. In addition, because the Company participates in a highly dynamic industry, the Company's common stock price is subject to significant volatility as a result of developments in the biopharmaceutical industry.


PRO FORMA OPERATING RESULTS

Operating results of the Company reflect the effects of the merger of Scios and Nova from the merger date, September 3, 1992. The following pro forma financial information for 1992 assumes that the merger of Scios and Nova had occurred on the first day of 1992 adjusted to exclude certain non-recurring merger-related expenses.

On a pro forma basis, total revenues for 1992 would have been approximately $56.2 million with SB Product sales of $43.7 million and contract revenues of $12.5 million. Gross margins from product sales, as a percentage of such sales, would have been 32% in 1992. Pro forma research and development expenses would have been $46.8 million and marketing, general and administration expenses $16.6 million in 1992.

Pro forma total costs and expenses for 1992, including cost of goods sold and profit distribution to third parties would have been $97 million with other income of $8.5 million.

                                       16.

LIQUIDITY AND CAPITAL RESOURCES

Combined cash, cash equivalents and securities (both current and non-current) totaled $104.4 million at December 31, 1994, a decrease of $3.8 million from December 31, 1993. The decrease is mainly attributable to the $19.7 million used to fund operations and $3.2 million of spending on property, plant and equipment partially offset by proceeds from the sale of preferred stock to Genentech ($20 million). Working capital decreased from $96.3 million at December 31, 1993 to $38.9 million at December 31, 1994. The decrease resulted principally from a decrease in current available-for-sale securities and a corresponding increase in non-current available-for-sale securities.

To date, the Company's operations and capital requirements have been financed primarily from the proceeds of public and private sales of common stock, research and development partnerships, collaborative agreements with pharmaceutical firms, product sales and investment income. The tax effect of the Company's net operating losses and tax credit carryforwards will provide an additional source of liquidity only to the extent that profitable operations are achieved prior to the expiration of carryforward periods. The utilization of losses generated through the date of the merger will be subject to annual limitations.


OUTLOOK

The Company's cash, cash equivalents and marketable securities of approximately $104.4 million at December 31, 1994, together with revenues from product sales, collaborative agreements and interest income, will be used to fund new and continuing research and development programs, expanded clinical trials for its products under development and other general purposes. The Company believes its cash resources will be sufficient to meet its capital requirements for at least the next two years.

Over the long term, the Company will need to arrange additional financing for the future operation of its business, including the commercialization of its products currently under development, and will consider collaborative arrangements and additional public or private financings, including additional equity financings. There can be no assurances that such additional funding can be obtained on reasonable terms.

                                       17.

                               SELLING STOCKHOLDER

     The following table sets forth the name of the Selling Stockholder, the number of shares of Common Stock owned beneficially by the Selling Stockholder as of December 31, 1994 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholder. Because the Selling Stockholder may offer all, some or none of its Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholder after such offering can be provided.



                                     SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                       OWNED PRIOR TO                            OWNED AFTER
                                          OFFERING            SHARES             OFFERING(1)
                                     -------------------       BEING         -------------------
                  NAME               NUMBER    PERCENT(2)     OFFERED        NUMBER    PERCENT(2)
                  ----               ------    -------        -------        ------    -------
Genentech, Inc....................2,205,300       5.9%        842,120       1,363,180     3.6%


-----------------

(1)  Assumes the sale of all shares offered hereby.
(2) Applicable percentage of ownership is based on 35,283,200 shares of Common Stock outstanding on December 31, 1994 and assumes the issuance of 2,105,300 shares of Common Stock issuable upon conversion of 21,053 shares of the Company's nonvoting Series A Preferred Stock.

     In December 1994 the Selling Stockholder entered into the Collaboration Agreement with the Company. See "Risk Factors -- Relationship with Genentech." At that time the Selling Stockholder also (i) purchased $20 million of nonvoting Series A Preferred Stock of the Company convertible into 2,105,300 shares of Common Stock and (ii) agreed to loan the Company an additional $30 million, which the Company can draw down at its discretion through December 2002. Amounts drawn under this loan facility will bear interest at the prime rate and be repayable in cash or Scios Nova Common Stock, at the Company's option, in December 2002.


                                       18.

                              PLAN OF DISTRIBUTION


     The Company is registering the shares of Common Stock offered by the Selling Stockholder hereunder pursuant to contractual registration rights contained in a Preferred Stock Purchase Agreement entered into in December 1994 (the "Purchase Agreement"), pursuant to which the Selling Stockholder purchased 21,053 shares of nonvoting Series A Preferred Stock for approximately $20 million. Each share of such Preferred Stock is convertible, at the request of the Selling Stockholder or upon transfer to a third party, into 100 shares of the Company's Common Stock for a total of 2,105,300 shares of Common Stock. The Selling Stockholder may not transfer ownership of any of such shares without first offering the Company the opportunity to purchase such shares at the average closing trading price for a period preceding the sale. If the Company does not purchase the shares offered to it, the Selling Stockholder may sell such shares to any third party without reoffering them to the Company. Furthermore, the Purchase Agreement provides that the Selling Stockholder may not, without the consent of Scios Nova, sell to a single third party investor in any 12 month period more than 500,000 shares of Common Stock purchased under the Purchase Agreement prior to December 31, 1996 or more than 1,000,000 shares of Common Stock during any 12 month period thereafter (except that the foregoing volume limitation is inapplicable to sales of the Common Stock to brokers or dealers who agree to abide by such volume limitation). The foregoing transfer restrictions terminate upon the earliest to occur of (i) December 30, 2002,
(ii) the date on which the Selling Stockholder and its affiliates no longer own 3% of the Company's outstanding voting securities or (iii) the closing of a merger or similar transaction in which greater than 50% of the Company's voting stock is transferred to a stockholder or group of stockholders, or a sale of all or substantially all of the Company's assets.

     Subject to the restrictions set forth in the Purchase Agreement, the shares of Common Stock offered hereunder may be sold from time to time by the Selling Stockholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. The shares of Common Stock may be sold to or through one or more broker-dealers, acting as agent or principal, in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

     In connection with distributions of the Common Stock, the Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder also may sell the Common Stock short and deliver the Common Stock to close out such short positions. The Selling Stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, which may then resell or otherwise transfer such Common Stock. The Selling Stockholder also may loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon a default may sell or otherwise transfer the pledged Common Stock.

     In connection with any transaction involving the Common Stock, broker-dealers or others may receive from the Selling Stockholder, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other persons participating in a distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

     Any or all of the sales or other transactions involving the Common Stock described above, whether effected by the Selling Stockholder, any broker-dealer or others, may be made pursuant to this prospectus. In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The registration fee and fees in connection with listing the Common Stock on the Nasdaq National Market will be reimbursed by the Selling Stockholder. The Selling Stockholder will also reimburse the Company for all


                                       19.

other costs, expenses and fees in connection with the registration of the Common Stock with the Commission up to $20,000. The Company and the Selling Stockholder have agreed, and hereafter may further agree, to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Common Stock, including liabilities arising under the Act.

                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward Castro Huddleson & Tatum, Palo Alto, California.

                                     EXPERTS

     The financial statements of the Company and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years for the period ended December 31, 1994, included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report included herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to the date hereof.


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information  . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Incorporation of Certain
  Documents by Reference . . . . . . . . . . . . . . . . . . . . . . . . . .   2
The Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
Selected Consolidated Financial Data . . . . . . . . . . . . . . . . . . . .  11
Management's Discussion and Analysis of Financial Condition and Results of
  Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Selling Stockholder. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Legal Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
  Index to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . F-1

                               -------------------


                                       20.

                                   SCIOS NOVA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE
                                                                            ----
Report of Independent Accountants. . . . . . . . . . . . . . . . . . . . .   F-2

Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . . . . .   F-3

Consolidated Statements of Operations. . . . . . . . . . . . . . . . . . .   F-4

Consolidated Statements of Stockholders' Equity. . . . . . . . . . . . . .   F-5

Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . . . .   F-6

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . .   F-7

                        REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Scios Nova Inc.:

We have audited the accompanying consolidated balance sheets of Scios Nova Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scios Nova Inc. and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.
----------------------------


Coopers & Lybrand L.L.P.

San Jose, California
February 1, 1995

                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------



DECEMBER 31,                                                1994          1993
--------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents                            $  29,674     $  13,587
  Available-for-sale securities                           22,441        90,312
  Accounts receivable                                      3,529         2,614
  Other receivables                                           70         1,681
  Prepaid expenses                                         1,147         1,200
--------------------------------------------------------------------------------
    Total current assets                                  56,861       109,394
Available-for-sale securities, non-current                52,324         4,372
Property and equipment, net                               35,118        36,879
Other assets                                               1,793           633
--------------------------------------------------------------------------------
    Total Assets                                       $ 146,096     $ 151,278
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                     $   3,301     $   2,168
  Other accrued liabilities                               11,557         9,637
  Deferred contract revenue                                2,444           617
  Current portion of long-term debt                          617           638
--------------------------------------------------------------------------------
    Total current liabilities                             17,919        13,060
Minority interests                                            --           596
Long-term debt                                             1,739         2,323
Commitments (Notes 9 and 10)
Stockholders' equity:
  Preferred stock; $.001 par value; 20,000,000 shares
    authorized; 21,053 issued and outstanding                 --            --
  Common stock; $.001 par value; 150,000,000 shares
    authorized; issued and outstanding: 35,283,200 and
    35,109,937, respectively                                  35            35
  Additional paid-in capital                             391,745       370,468
  Notes receivable                                           (27)         (159)
  Unrealized losses on securities                         (2,309)           --
  Accumulated deficit                                   (263,006)     (235,045)
--------------------------------------------------------------------------------
  Total stockholders' equity                             126,438       135,299
--------------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity           $ 146,096       151,278
--------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31,                      1994           1993           1992
--------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
  Product sales                          $ 42,792       $ 43,585       $ 17,344
  Co-promotion commissions                  3,770            500             --
  Research & development contracts          7,105          3,483          7,741
--------------------------------------------------------------------------------
                                           53,667         47,568         25,085
--------------------------------------------------------------------------------
Costs and expenses:
  Cost of goods sold                       26,541         28,782         11,713
  Research and development                 34,491         39,490         29,945
  Marketing, general and administration    15,681         18,190         12,191
  Profit distribution to third parties      5,173          4,343          1,495
  Restructuring charges                     3,500             --             --
  Write-off of purchased technology            --             --        108,444
--------------------------------------------------------------------------------
                                           85,386         90,805        163,788
--------------------------------------------------------------------------------
Loss from operations                      (31,719)       (43,237)      (138,703)
Other income:
  Investment income                         4,386          6,592          6,846
  Other income (expense), net                (341)          (294)           492
--------------------------------------------------------------------------------
                                            4,045          6,298          7,338
Equity in net loss of affiliates             (883)           (15)          (581)
Minority interests                            596            375             --
--------------------------------------------------------------------------------
  Net loss                               $(27,961)      $(36,579)     $(131,946)
--------------------------------------------------------------------------------
  Net loss per common share              $  (0.79)      $  (1.05)      $  (5.76)
--------------------------------------------------------------------------------
  Weighted average number of
    common shares outstanding           35,219,442    34,768,195     22,915,336
--------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                                                      Notes
                                 Common Stock          Additional     Preferred    Receivable    Unrealized
                           -----------------------       Paid-In        Stock         from       Losses on    Accumulated
                             Shares      Par Value       Capital      Par Value   Stockholders   Securities     Deficit      Total
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)
Balances at
December 31, 1991          18,322,847        $183       $222,429         $--        $  --         $   --      $ (66,520)  $ 156,092
Issued in acquisitions     14,863,238         149        135,380                                                            135,529
Warrants exercised          1,232,188          12          7,939                                                              7,951
Options exercised             125,158           1            869                      (85)                                      785
Other                          74,681           1            732                                                                733
Change in par value                          (311)           311                                                                 --
Net loss                                                                                                       (131,946)   (131,946)
------------------------------------------------------------------------------------------------------------------------------------
Balances at
  December 31, 1992        34,618,112        $ 35       $367,660         $--        $ (85)        $   --      $(198,466)  $(169,144)
Options exercised             409,255                      2,106                      (74)                                    2,032
Incentive plan awards          61,357                        449                                                                449
Other                          21,213                        253                                                                253
Net loss                                                                                                        (36,579)    (36,579)
------------------------------------------------------------------------------------------------------------------------------------
Balances at
  December 31, 1993        35,109,937        $ 35       $370,468         $--        $(159)        $   --      $(235,045)  $ 135,299
Issued to
  Genentech, Inc.                                         20,000                                                             20,000
Options exercised              71,702                        375                      132                                       507
Incentive plan awards          65,349                        578                                                                578
Other                          36,212                        324                                                                324
Unrealized losses on
  available-for-sale
  securities                                                                                      (2,309)                    (2,309)
Net loss                                                                                                        (27,961)    (27,961)
------------------------------------------------------------------------------------------------------------------------------------
Balances at
  December 31, 1994        35,283,200        $ 35       $391,745         $--        $ (27)       $(2,309)     $(263,006)  $ 126,438
------------------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31,                      1994           1993           1992
--------------------------------------------------------------------------------
(IN THOUSANDS)
Cash flows from operating activities:
  Net Loss                               $ (27,961)     $ (36,579)    $(131,946)
  Adjustments to reconcile net income to
    net cash provided (used) by operating
      activities:
    Depreciation and amortization            4,693          4,588        3,440
    Write-off of purchased technology           --             --      108,444
    Other                                    1,898          1,219        1,301
    Change in assets and liabilities,
      net of
      Nova acquisition:
      Accounts receivable                     (915)         2,211       (2,226)
      Accounts payable                       1,133            321       (2,577)
      Other accrued liabilities              2,498           (513)      (1,236)
      Other                                   (997)           149        1,552
--------------------------------------------------------------------------------
        Net cash used by operating         (19,651)       (28,604)     (23,248)
          activities
--------------------------------------------------------------------------------
Cash flows from investing activities:
  Payments for property and equipment, net  (3,179)        (2,269)      (4,773)
  Acquisition of Nova Pharmaceutical
    Corporation and Nova Technology
      Limited
    Partnership, net of cash received           --             --       (3,435)
  Sales of marketable securities           454,147        266,226       95,798
  Purchases of marketable securities      (435,036)      (229,325)     (90,056)
--------------------------------------------------------------------------------
       Net cash provided (used) by
         investment activities              15,932         34,632       (2,466)
Cash flows from financing activities:
  Proceeds from issuance of preferred       20,000             --           --
    stock
  Proceeds from exercise of common stock        --             --        7,950
    warrants
  Issuance of common stock and collection
    of notes receivable from stockholders,
    net                                        411          2,032          785
  Issuance of common stock for technology       --             --          712
    acquisition
  Issuance of long-term debt                    --          2,801           --
  Payments of long-term debt                  (605)          (349)     (10,483)
--------------------------------------------------------------------------------
    Net cash provided (used) by financing   19,806          4,484       (1,036)
      activities
-------------------------------------------------------------------------------
  Net increase (decrease) in cash and       16,087         10,512      (26,750)
    cash equivalents
  Cash and cash equivalents at beginning    13,587          3,075       29,825
    of period
--------------------------------------------------------------------------------
  Cash and cash equivalents at end of    $  29,674      $  13,587    $   3,075
    period
--------------------------------------------------------------------------------
Supplemental cash flow data:
  Net unrealized securities losses       $  (2,309)            --           --

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Scios Nova Inc. ("the Company") and its wholly-owned and majority-owned subsidiaries. Other affiliates, more than 20% but less than 50% owned, are accounted for on the equity basis. Intercompany transactions and balances are eliminated on consolidation.

CASH EQUIVALENTS The Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

AVAILABLE-FOR-SALE SECURITIES Beginning January 1, 1994, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All marketable securities at December 31, 1994 were deemed by management to be available for sale and are stated at fair value with net unrealized gains or losses reported in stockholders' equity. Adoption of Statement No. 115 did not have a material effect on the Company's Consolidated Financial Statements. Available-for-sale securities consist of short- and medium-term interest-bearing corporate securities and U.S. Treasury Notes.

At December 31, 1993, the Company followed Financial Accounting Standards No. 12, "Accounting for Certain Marketable Securities." At December 31, 1993, all marketable securities were stated at cost, which approximated market value. Premiums and discounts were amortized over the period from acquisition to maturity.

CONCENTRATION OF CREDIT RISK The Company's excess cash is invested in a diversified portfolio of securities consisting of U.S. Treasury Notes, deposits with major banks and financial institutions, and in investment-grade interest-bearing corporate securities issued by companies in a variety of industries.

DEPRECIATION AND AMORTIZATION Buildings and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (3 to 7 years for equipment and 5 to 40 years for buildings). Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or fixed lease term.

PRODUCT SALES Revenue from sales of certain psychiatric products (the "SB Products") under license from SmithKline Beecham Corporation (see Note 3) is recognized in the period in which the products are shipped. Provision is made for estimated returns and allowances, cash discounts and rebates attributable to Medicaid programs.

CO-PROMOTION COMMISSIONS Revenue from co-promotion commissions (see Note 3) is recognized based on estimated sales levels of McNeil Pharmaceutical's psychiatric product HALDOL [REGISTERED TRADEMARK] Decanoate for the contract year.

CONTRACT REVENUES Research and development contract revenues from cost-reimbursement agreements are recorded as the related expenses are incurred, up to contractual limits. Payments received which are related to future performance are deferred and recorded as revenues as they are earned over specified future performance periods. Research and development payments for which no services are required to be performed in the future and license payments irrevocably received are recognized as revenues upon receipt. Research and development expenses in 1994, 1993 and 1992 include approximately $2.9 million, $3.1 million and $5.5 million, respectively, incurred in connection with programs subject to cost reimbursement, collaborative or other performance agreements.

PER SHARE DATA Loss per share is based on the weighted average number of common shares outstanding for all periods. Stock options, warrants and preferred stock are antidilutive and therefore excluded from the calculation.

2. Merger with Nova Group

A. NOVA PHARMACEUTICAL CORPORATION On September 3, 1992 ("date of merger"), Nova Pharmaceutical Corporation ("Nova") was merged into Scios Inc. ("Scios") and the combined company was renamed Scios Nova Inc. The acquisition was accounted for under the purchase method of accounting. The results of operations of Nova are included with the Company's results of operations with effect from the date of merger.

The Company issued common stock and stock options valued at $114.5 million, assumed liabilities of $22.9 million and incurred $3.6 million in additional costs related to the merger. Total consideration as allocated to the assets acquired was as follows:

  (IN THOUSANDS)
  Current assets                                                       $  3,995
  Marketable securities                                                  40,472
  Property and equipment                                                  8,026
  Other assets                                                            1,022
  In-process technology                                                  87,465
--------------------------------------------------------------------------------
                                                                       $140,980
--------------------------------------------------------------------------------

The portion of the purchase price allocated to in-process technology was charged as an operating expense in 1992.

B. NOVA TECHNOLOGY LIMITED PARTNERSHIP In December 1992, the Company exercised its option to acquire all limited partner interests in Nova Technology Limited Partnership ("NTLP") for $20.4 million and transaction costs of approximately $0.1 million. The Company also issued contingent payment rights to all limited partners of the partnership, pursuant to which the Company is obligated until January 15, 2008 to pay royalties on the sale or license of certain products that were under development by the partnership.

The total expense of $20.5 million was allocated entirely to in-process technologies and charged as an operating expense in 1992.

C. CASH FLOWS The merger of Scios and Nova and the acquisition of NTLP included certain non-cash investing and financing activities as follows (in thousands of dollars):

  Common stock and stock options issued                              $ 134,817
  Liabilities assumed                                                   22,902
  Assets acquired                                                      (53,192)
  In-process technology                                               (107,962)
  Cash paid                                                              3,435

D. UNAUDITED PRO FORMA INFORMATION The following unaudited pro forma condensed statement of operations information has been prepared to give effect to the merger as if such transaction had occurred at the beginning of the period presented. The historical results of operations have been adjusted to reflect the elimination of nonrecurring and merger-related expenses. The information presented is not necessarily indicative of the results of future operations of the merged companies.

YEAR ENDED DECEMBER 31, (UNAUDITED)                                       1992
--------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT SHARE DATA)
  Revenues                                                               $ 56.1
  Net loss                                                               $(33.9)
  Pro forma loss per share                                               $(1.07)

3. Joint Business Arrangements

A. AGREEMENT WITH SMITHKLINE BEECHAM Under the terms of an agreement with SmithKline Beecham Corporation ("SB"), the Company has the exclusive U.S. rights to market the SB Products. SB is fully responsible for ancillary matters relating to sales of the SB Products (including various administrative tasks), for the maintenance in good standing of all New Drug Applications with respect to the SB Products and for the maintenance of product liability insurance. The Company pays SB 40% of net profits, as defined in the agreement, from U.S. sales of the SB Products.

B. AGREEMENT WITH MCNEIL PHARMACEUTICAL In July 1993, the Company entered into a five-year agreement with McNeil Pharmaceutical ("McNeil"), an affiliate of Johnson & Johnson, to jointly promote the injectable antipsychotic HALDOL [REGISTERED TRADEMARK] Decanoate. Under the agreement, the Company receives payments based on achieving specified levels of sales. McNeil manufactures and distributes the product. The agreement may be extended up to an additional three years upon the attainment of revenue goals.

C. AGREEMENT WITH GENENTECH, INC. In December 1994, the Company entered into a collaboration agreement with Genentech, Inc. ("Genentech") for the development and commercialization of AURICULIN [REGISTERED TRADEMARK] anaritide for the treatment of acute renal failure. The two companies will co-promote AURICULIN for this indication in the United States and Canada, and share equally profits from its commercialization. Genentech received exclusive marketing rights to markets outside North America in return for a royalty on sales. Concurrent with the collaboration agreement, Genentech purchased $20 million of Scios Nova preferred stock, convertible into approximately 2.1 million shares of common stock and provided a $30 million loan to the Company in the form of a letter of credit (see Note 9). The loan can be drawn down through the year 2002. Genentech has also agreed to pay the Company up to $50 million in milestone payments upon the achievement of key development events and commercial targets.

D. AGREEMENT WITH KAKEN PHARMACEUTICAL CO., LTD. In September 1994, the Company entered into a series of agreements with Kaken Pharmaceutical Co., Ltd. ("Kaken") to expand a previous agreement signed in 1988 for FIBLAST [REGISTERED] TRADEMARK] bFGF ("FIBLAST"). Under the new agreements, the Company will collaborate with Kaken to further develop the FIBLAST manufacturing process, supply

FIBLAST product to Kaken and provide Kaken a license to the Company's FIBLAST manufacturing technology. In return, Kaken will make milestone payments to the Company which are contingent on Kaken's continuing development of the product.

4. Affiliates

In June 1994, Guilford Pharmaceuticals Inc. ("Guilford"), a fully consolidated subsidiary of the Company, completed an initial public offering which resulted in the Company's ownership declining from 62% to 29%. As a result, the equity method of accounting was adopted by the Company. Prior to the date of the public offering, the financial results of Guilford were fully consolidated with those of the Company.

5. Available-For-Sale Securities

Unrealized gains and losses on available-for-sale securities at December 31, 1994 by classification were as follows:


                                                Unrealized  Unrealized
                     Fair Value     Cost Basis    Gains       Losses      Net
--------------------------------------------------------------------------------
(IN THOUSANDS)
Debt securities:
U.S. Government &
  Government Agency
  Securities          $37,872        $39,732       $--      $(1,860)    $(1,860)
Corporate Bonds        36,893         37,342         7         (456)       (449)
--------------------------------------------------------------------------------
Total                 $74,765        $77,074       $ 7      $(2,316)    $(2,309)
--------------------------------------------------------------------------------


At December 31, 1994, scheduled maturities for available-for-sale securities were less than one year for $22,441,000 and between one and five years for $52,324,000.

The Company realized gains of $43,879 and losses of $225,717 on the disposal of available-for-sale securities during 1994.

6. Property and Equipment

DECEMBER 31,                                                1994           1993
--------------------------------------------------------------------------------
(IN THOUSANDS)
Laboratory equipment                                    $ 12,012       $ 12,409
Computer and related equipment                             4,138          4,170
Furniture and other                                        2,782          2,811
Buildings and building improvements                       41,371         39,401
--------------------------------------------------------------------------------
                                                          60,303         58,791
Accumulated depreciation and
  amortization                                           (26,532)       (23,007)
                                                          33,771         35,784
Construction in progress                                   1,347          1,095
--------------------------------------------------------------------------------
                                                        $ 35,118       $ 36,879
--------------------------------------------------------------------------------

7. Other Assets

DECEMBER 31,                                                1994           1993
--------------------------------------------------------------------------------
(IN THOUSANDS)
Deposits                                                  $  127           $ 23
Other assets                                                 268              9
Employee notes receivable                                  1,360            563
Acquired technology                                           38             38
--------------------------------------------------------------------------------
                                                          $1,793           $633
--------------------------------------------------------------------------------

8. Other Accrued Liabilities

Other accrued liabilities at December 31, 1994 and 1993 comprised the following:

                                                            1994           1993
--------------------------------------------------------------------------------
(IN THOUSANDS)
Accrued Medicaid rebates                                 $ 2,387         $2,428
Accrued payroll                                            2,640          2,708
Profit distribution to third parties                       1,645          1,361
Costs related to Nova acquisition                            207            940
Restructure reserve                                        2,290             --
Other                                                      2,388          2,200
--------------------------------------------------------------------------------
                                                         $11,557         $9,637
--------------------------------------------------------------------------------

In September 1994, the Company recorded a charge of $3.5 million associated with the closure of its research and development facility in Baltimore, Maryland and the transfer of certain research and development operations to the Company's Mountain View, California headquarters. Of the total restructuring charge, severance and related costs accounted for 34%, asset write-downs 49%, facility carrying costs 7% and chemical disposal and other expenses 10%.

As of December 31, 1994, actual cash expenditures incurred as a result of the restructuring plan were approximately $1.2 million. The remaining $2.3 million provision consists of $0.5 million of additional cash expenses and $1.8 million of non-cash write-downs. It is anticipated that the remaining costs will be incurred by year-end 1995. In early 1995, the Company terminated its lease on the Baltimore research and development facility by exercising its option to purchase the building for approximately $3 million. The Company has recorded a charge of $1.25 million for the impairment of leasehold improvements in the Baltimore facility.


                                                            1994           1994
                                            Provision     Activity       Balance
--------------------------------------------------------------------------------
(IN THOUSANDS)
Severance and relocation                       $1,178       $1,028        $  150
Asset write-downs                               1,701          (87)        1,788
Facility carrying costs                           250           50           200
Chemical disposal and other                       371          219           152
--------------------------------------------------------------------------------
                                               $3,500       $1,210        $2,290
--------------------------------------------------------------------------------


9. Lease and Debt Commitments

A. OPERATING LEASES The Company leases facilities under various operating leases in California and the land on which the Company's California facilities are located. The long-term ground lease expires in 2053. Beginning in July 2010, a portion of the annual ground rent is subject to renegotiation.

Future minimum payments under these leases are as follows:

                                                                Operating Leases
--------------------------------------------------------------------------------
(IN THOUSANDS)
1995                                                                       $171
1996                                                                        181
1997                                                                        181
1998                                                                        178
1999                                                                        186
--------------------------------------------------------------------------------
                                                                           $897
--------------------------------------------------------------------------------

Rent expense for all operating leases was approximately $565,000, $601,000 and $565,000 in 1994, 1993 and 1992, respectively.

B. CAPITAL LEASES and Long-term Debt At December 31, 1994, long-term debt and capital lease commitments were:

                                                       Capital Leases      Debt
--------------------------------------------------------------------------------
(IN THOUSANDS)
1995                                                       $135           $ 680
1996                                                        128             680
1997                                                          9             778
1998                                                         --             375
1999                                                         --              --
--------------------------------------------------------------------------------
                                                            272           2,513
Less future interest                                        (30)           (399)
--------------------------------------------------------------------------------
                                                           $242          $2,114
--------------------------------------------------------------------------------

Long-term debt consists of two five-year notes, secured by equipment, at interest rates of 9.5% and 9.8%. Under the terms of the notes, the Company is required to maintain a minimum cash and marketable securities balance of $35 million.

C. GENENTECH LOAN COMMITMENT As part of the AURICULIN agreement with Genentech, Genentech has provided a $30 million loan to the Company in the form of a letter of credit. The loan can be drawn down through the year 2002, bearing interest at the prime rate. The loan is repayable in cash or Scios Nova common stock, at the prevailing market price, at the Company's option at any time through December 31, 2002.

10. Research Commitments

The Company's commitments for research sponsorship payments to collaborators and institutions during 1995, 1996 and 1997 aggregate approximately $259,000.

In 1988, the Company purchased the interests of Biotechnology Research Partners, a limited partnership ("BRP") in a joint venture and made a down payment of $575,000. The balance of the purchase price is to be paid in quarterly installments in accordance with the following formula: (i) until the minority partners have received payments of approximately $22.8 million, the Company will pay approximately 37% of the royalty income from third-party licenses and approximately 3.7% of the Company's gross sales of Partnership products; (ii) thereafter, until the minority partners have received aggregate payments of approximately $34.1 million, the Company will pay approximately 31% of the royalty income and approximately 3.1% of the Company's gross sales of Partnership products; and (iii) thereafter, until the earlier of 20 years from the date of exercise of the option or the time all patents relating to the Partnership's technology expire and all information relating to that technology becomes part of the public domain, the Company will pay to the minority partners approximately 20.5% of the royalty income and approximately 2% of the Company's gross sales of Partnership products.

11. Stockholders' Equity

As part of the merger, the outstanding Nova warrants were converted into warrants to purchase approximately 4,645,000 shares of Scios Nova common stock. At December 31, 1994, warrants were outstanding to purchase approximately 2,662,000 shares at prices ranging from $8.84 to $55.13 per share and are generally exercisable through June 1998.


The Company's preferred stock may be issued in series that have such rights as may be designated by the Board of Directors from time to time. There were 21,053 shares of Series A preferred stock issued and outstanding at December
31, 1994. These non-voting shares, which are convertible at the option of the holder into 2,105,300 shares of common stock, were issued to Genentech in connection with the AURICULIN collaboration agreement. They have rights to dividends if a dividend is paid on the common stock and preference upon a merger or liquidation of the Company equal to the $950.00 per share purchase price. There was no preferred stock issued and outstanding in the years ended 1993 and 1992.


The Company has a Common Share Purchase Rights Plan under which stockholders have a right to purchase for each share held, one share of the Company's common stock at a 50% discount and, in certain circumstances, a share of common stock of an acquirer at a similar discount. The rights become exercisable, at $55.00 per right, in the event of an acquisition or tender offer which results in the acquisition of 20% or more of the Company's common stock. The rights may be redeemed, in certain circumstances, at $0.01 per right and expire on July
31, 2000.

12. Employee Benefits and Stock Option Plans


The Company has a qualified profit sharing plan and trust under Internal Revenue Service Code sections 401(a) and 401(k). Employees are eligible to participate in the plan at the beginning of each calendar quarter during the year and can elect to contribute to the plan up to 15% of their salary subject to current statutory limits. In 1994, the Company matched employee contributions at a rate of 100% to a maximum of $3,000 per employee for the calendar year. The Company contribution vests over a three-year period. Company contributions to the plan totaled approximately $794,000 in 1994, $845,000 in 1993 and $234,000 in 1992.

Under the Company's stock option plans, the following shares of common stock are authorized and available for grant as of December 31, 1994:

                                                Shares
                  Shares         Options      Available
Plan Title      Authorized     Outstanding    For Grant          Option Price
--------------------------------------------------------------------------------
1983/86          2,200,000       1,275,689       41,912    Not less than 85% FMV
1989               170,000          43,000            0        Fair Market Value
1992             3,500,000       2,364,406      817,357    Not less than 85% FMV
NQ                 443,161          11,740            0    Not less than 85% FMV

Additional information with respect to the activity of outstanding options is summarized in the following table.

                                      Number of                     Aggregate
Common Stock                            Shares       Option Price     Price
--------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)
Balances at December 31, 1991         1,683,235      $5.00-$19.62   $ 16,896
  Granted:
    In connection with Nova merger      639,824      $0.64-$20.54      3,304
  Other                               2,794,908      $2.56-$21.62     24,915
  Exercised                            (125,158)     $5.12-$14.00       (870)
  Canceled                             (816,665)     $5.50-$21.62    (13,153)
--------------------------------------------------------------------------------
Balances at December 31, 1992         4,176,144      $0.64-$21.13     31,092
  Granted                               317,269      $0.01-$ 6.88      2,035
  Exercised                            (409,255)     $0.01-$ 9.13     (2,106)
  Canceled                             (163,727)     $5.63-$21.13     (1,301)
--------------------------------------------------------------------------------
Balances at December 31, 1993         3,920,431      $0.16-$21.13     29,720
  Granted                               303,149      $6.63-$ 9.00      2,597
  Exercised                             (71,702)     $2.56-$ 9.13       (408)
  Canceled                             (457,043)     $2.56-$18.46     (3,650)
--------------------------------------------------------------------------------
Balances at December 31, 1994         3,694,835      $0.16-$21.13   $ 28,259
--------------------------------------------------------------------------------

At December 31, 1994, options to purchase 2,437,370 shares were fully vested.

13. Significant Customers

In 1994, 1993 and 1992, no customers contributed more than 10% of total revenues.

In 1994, of the $3.5 million in accounts receivable, $1.5 million was a receivable from SB for prior period sales of the SB Products and $1.3 million was a receivable from McNeil based on realizing specific sales levels.

14. Income Taxes

Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As of January 1, 1993, no cumulative effect adjustment was required for the adoption of SFAS 109, as the resulting net deferred tax asset was fully reserved by a valuation allowance.

The Company has federal and state income tax net operating loss ("NOL") carryforwards at December 31, 1994 for tax purposes available as follows:

     Federal                                            $206,000,000
     State                                                47,000,000

These federal and state carryforwards expire in the years 1997 through 2008, and 1997 through 1999, respectively.

Due to a change in the ownership of the Company, as defined, approximately $120,000,000 of the federal NOL carryover is subject to an annual utilization limitation of $15,700,000, and approximately $22,700,000 of the state NOL carryover is subject to an annual utilization limitation of $9,300,000. Should another change in ownership occur, future utilization of the Company's NOL carryforwards may be subject to additional limitations.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

YEAR ENDED DECEMBER 31,                                     1994      1993
--------------------------------------------------------------------------------
(IN THOUSANDS)
Depreciable and amortizable assets,
  primarily technology                                  $  6,000    $  5,900
Other accrued liabilities                                  3,100       2,500
State (net of federal benefit)                             3,800       4,000
Net operating loss carryforward                           70,000      57,800
Research credit                                            7,500       6,000
Valuation allowance                                      (90,400)    (76,200)
--------------------------------------------------------------------------------
Net deferred tax asset                                  $     --    $     --
--------------------------------------------------------------------------------

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax assets.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee.

          Registration fee ............................. $ 2,105
          Blue sky qualification fees and expenses .....      --
          Printing and engraving expenses ..............      --
          Legal fees and expenses ......................  15,000
          Accounting fees and expenses .................   5,000
          Miscellaneous ................................     295
                                                         -------

                  Total ................................ $22,400
                                                         -------
                                                         -------



ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Company's Certificate of Incorporation and Bylaws include provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) authorize the Company to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

     The Company has entered into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its listed enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Company has purchased an insurance policy covering the officers and directors of the Company with respect to certain liabilities arising under the Securities Act or otherwise.

ITEM 16.       EXHIBITS

          (a)  Exhibits.

          EXHIBIT
          NUMBER                        DESCRIPTION OF DOCUMENT
          ------                        -----------------------

          5.1*      Opinion of Cooley Godward Castro Huddleson & Tatum.
          23.1      Consent of Coopers & Lybrand L.L.P.
          23.2      Consent of Cooley Godward Castro Huddleson & Tatum.
                    Reference is made to Exhibit 5.1.
          24.1*     Power of Attorney.  Reference is made to page II-3.

---------------------------------
*Previously filed.


ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (5) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (6) To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY HAS DULY CAUSED THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MOUNTAIN VIEW, COUNTY OF SANTA CLARA, STATE OF CALIFORNIA, ON THE 27TH DAY OF MARCH, 1995.

                                   SCIOS NOVA INC.


                                   By:      /S/ RICHARD L. CASEY
                                      ------------------------------------------
                                             Richard L. Casey
                                        Chairman of the Board, President
                                        and Chief Executive Officer
                                        (PRINCIPAL EXECUTIVE OFFICER)


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                 TITLE                                     DATE
              ---------                 -----                                     ----
        /S/ RICHARD L. CASEY            Chairman of the Board                March 27, 1995
--------------------------------------   President and Chief
          Richard L. Casey               Executive Officer
                                         (PRINCIPAL EXECUTIVE OFFICER)

       */S/ W. VIRGINIA WALKER          Vice President of Finance and        March 27, 1995
--------------------------------------    Administration and Chief
         W. Virginia Walker               Financial Officer
                                          (PRINCIPAL FINANCIAL AND
                                           ACCOUNTING OFFICER)

         */S/ MYRON DU BAIN             Director                             March 27, 1995
--------------------------------------
            Myron Du Bain

        */S/ STEVEN D. GOLDBY           Director                             March 27, 1995
--------------------------------------
          Steven D. Goldby

       */S/ WILLIAM F. MILLER           Director                             March 27, 1995
--------------------------------------
          William F. Miller

       */S/ DONALD E. O'NEILL           Director                             March 27, 1995
--------------------------------------
          Donald E. O'Neill

       */S/ ROBERT W. SCHRIER           Director                             March 27, 1995
--------------------------------------
          Robert W. Schrier

       */S/ SOLOMON H. SNYDER           Director                             March 27, 1995
--------------------------------------
          Solomon H. Snyder

         */S/ EUGENE L. STEP            Director                             March 27, 1995
--------------------------------------
           Eugene L. Step

*By     /S/ RICHARD L. CASEY
--------------------------------------
          Richard L. Casey
          ATTORNEY-IN-FACT

                                INDEX TO EXHIBITS


EXHIBIT                                                              SEQUENTIAL
NUMBER                             DESCRIPTION                         PAGE NO.
-------     ---------------------------------------------------      ----------

5.1*        Opinion of Cooley Godward Castro Huddleson & Tatum.

23.1        Consent of Coopers & Lybrand L.L.P.

23.2        Consent of Cooley Godward Castro Huddleson & Tatum.
            Reference is made to Exhibit 5.1

24.1*       Power of Attorney.  Reference is made to page II-3.

            ---------------------------------------------------

             *Previously filed.